Justin Garrison


CARNIVAL
DOGS
BREWING CO.

Co-Founder & Creative Director – Carnival Dogs Brewing Co. (CDBC)

Summary

Co-Founder and Marketing Director of Carnival Dogs Brewing Co., Justin brings over 18 years of design experience and a deep background in branding, marketing, and visual storytelling. As both a U.S. Army veteran and a lifelong creative, he's led rebranding efforts across industries—from military units to independent businesses. At CDBC, he is the creative force behind the brand's identity, storytelling voice, investor materials, and design direction.

Relevant Experience

Carnival Dogs Brewing Co. – Marketing Manager & Art Director (Pre-Launch)

2020–Present | Sarasota Area / Remote

• Co-Founder and lead designer responsible for branding, visual identity, investor materials, and marketing strategy.

Freelance / Contract Graphic Artist – Owner (Worldwide)

2007–Present / Remote

• Provided creative services across print and digital design for clients globally, specializing in branding, illustration, and restoration.

POPnBeards – Operations Manager

2020–2024 | Asheville, North Carolina

• Oversaw day-to-day operations, marketing/design,, and vendor management for a specialty retail and collectibles startup.

Steamed Punk Coffee – Co-Founder

2018–2019 | Las Vegas, Nevada

• Developed the brand concept and visual identity for a coffee startup with a steampunk aesthetic and cultural theme

Gecko's Grill & Pub – Delivery Driver & Assistant to Director of Operations

2016–2018 | Sarasota, Florida

• Supported logistics and operations while contributing to corporate office coordination and service delivery.

U.S. Army – Lead Company Armorer / Intelligence Analyst / Infantry Soldier

2011–2014 | Vicenza, Italy & Wardak Province, Afghanistan

• Managed weapons systems, analyzed operational intelligence, and served in active ground combat.

• Honorably discharged with multiple medals and commendations.

Walgreens – Photo Specialist

2009–2010 | Sarasota, Florida

• Developed film, printed digital photos, and assisted customers with photo services and retail purchases.

DrNatura.com – Product Specialist

2007–2009 | Sarasota, Florida

• Managed customer and service and education for a health supplement e-commerce company.

Standard Pacific Homes – Office Administrator

2006–2007 | Irvine, California

• Supported corporate documentation, scheduling, real estate, and legal transactions.

Old California Mining Company – Server

2005–2006 | San Marcos, California

• Delivered high-end dining service in a themed steakhouse environment.

Bennigan's Bar and Grill – Server/Host

2003–2005 | Lakeland, Florida

• Provided front-of-house service and guest hospitality in a fast-paced casual dining setting.

Holiday Inn Fine Dining Restaurant – Server

2003–2005 | Lakeland, Florida

• Specialized in formal dining service and event support within the hotel restaurant division.

Modeling Agencies – Talent

2003–2007 | NYC & Los Angeles

• Signed with Click Models (NYC), Click Models (LA), and KSA Talent Agency (LA); featured in print, commercial, and promotional campaigns.

Core Competencies

- Brand Strategy & Storytelling
- Graphic Design & Illustration
- Social Media Content Planning
- Print & Packaging Design
- Military & Commercial Branding Systems
- Public Speaking & Presentation Design

Certifications

- U.S. Army Infantry, Honorably Discharged (2014)
- Combat Infantry Badge – Active Ground Combat
- Parachutist Badge – Airborne Paratrooper
- Army Achievement & Commendation Medals
- ServSafe Food Handler (if applicable)
- TIPS Alcohol Certification (if applicable)

Achievements

- Delta Mu Delta International Honor Society (2017)
- Phi Theta Kappa Honor Society (2009)
- SCF Graphic Design Scholarship (2009)

- Sarasota Sister Cities International Art Exchange, Xiamen, China (2009)
- Dean's List & President's List Honors (Multiple Terms, 2008–2010)
- Non-Article 5 NATO Medal (2013)

Education

Argosy University – B.S. in Business Administration

2014–2017 | Summa Cum Laude

State College of Florida – A.S. in Graphic Design (Print Technology)

2007–2010 | Summa Cum Laude

Contact

Email: [redacted]
Phone: [redacted]
Location: Virginia